SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: May 16, 2011

China Kanghui Holdings Reports First Quarter 2011 Financial Results

Net Revenue Increased 39.3% Year-Over-Year

Operating Income Increased 43.3% Year-Over-Year

Net Income Increased 23.6% Year-Over-Year

CHANGZHOU, May 16, 2011 – China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced financial results for the first quarter of 2011.

First Quarter 2011 Highlights

•	Total net revenue for the first quarter of 2011 increased by 39.3% year-over-year to RMB68.0 million from RMB48.8 million for the first quarter of 2010.

•	Gross profit for the first quarter of 2011 increased by 40.8% year-over-year to RMB48.7 million from RMB34.6 million for the first quarter of 2010.

•	Operating income for the first quarter of 2011 increased by 43.3% year-over-year to RMB29.8 million from 20.8 million for the first quarter of 2010.

•	Net income for the first quarter of 2011 increased by 23.6% year-over-year to RMB22.0 million from RMB17.8 million for the first quarter of 2010.

•	Non-GAAP[1] net income for the first quarter of 2011 increased by 14.1% year-over-year to RMB23.4 million from RMB20.5 million for the first quarter of 2010.

[1]

All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

[2]	Each of the Company’s American Depositary Shares (“ADS”), which are traded on New York Stock Exchange, represents six of the Company’s ordinary shares.
[3]

This announcement contains translations of certain Renminbi (“RMB”) amounts into US dollars (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2011 were made at the noon buying rate of RMB 6.5483 to USD1.00 on March 31, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Mr. Libo Yang, the Company’s Chief Executive Officer, stated, “We are delighted to report strong financial results for the first quarter of 2011. We experienced significant growth across all product segments and all markets, driven by the solid uptake of our spine products and robust international sales. We continued to implement our strategies, which led to our impressive product growth and further expanded our distribution network, and completed an important acquisition that will help us build our leadership position in China and internationally.”

Ms. Sarah Wang, Kanghui’s Chief Financial Officer, said, “Our first quarter performance was primarily driven by strong growth across our business sectors and higher operating leverage through disciplined expense controls. We are off to a good start in 2011. We believe our strategic acquisition of Beijing Wei Rui Li Medical Device Co., Ltd., or “Wei Rui Li”, and our partnership with Consensus Orthopedics Inc. will help us further establish Kanghui as a leading international provider of innovative and diversified orthopedic products.”

First Quarter 2011 Financial and Operating Results

Net revenue increased 39.3% to RMB68.0 million ($10.4 million) in the first quarter of 2011 from RMB48.8 million in the first quarter of 2010. Net revenue from trauma products increased 28.8% to RMB42.0 million ($6.4 million) from RMB32.6 million in the corresponding period of the prior year. Net revenue from spine products increased 60.0% to RMB19.2 million ($2.9 million) from RMB12.0 million in the corresponding period of the prior year. Net revenue from OEM products increased 61.9% to RMB6.8 million ($1.0 million) from RMB4.2 million in the corresponding period of the prior year. Domestic sales of proprietary products increased 21.0% year over year to RMB50.1 million ($7.7 million) from RMB41.4 million, while international sales of proprietary products increased 246.9% year over year to RMB11.1 million ($1.7 million) from RMB3.2 million.

In the first quarter of 2011, cost of revenue increased 35.9% to RMB19.3 million ($2.9 million) from RMB14.2 million in the corresponding period of the prior year. Gross profit increased 40.8% to RMB48.7 million ($7.4 million) in the first quarter of 2011 from RMB34.6 million in the corresponding period of the prior year. Gross margin for the first quarter of 2011 was 71.7%, compared to 70.9% in the first quarter of 2010. Selling expenses increased 20.7% to RMB7.0 million ($1.1 million) in the first quarter of 2011 from RMB5.8 million in the corresponding period of the prior year. General and administrative expenses increased 44.4% to RMB10.4 million ($1.6 million) in the first quarter of 2011 from RMB7.2 million in the corresponding period of the prior year. Research and development expenses increased 66.7% to RMB1.5 million ($229,000) in the first quarter of 2011 from RMB0.9 million in the corresponding period of the prior year.

Provision for income taxes in the first quarter of 2011 was RMB9.0 million ($1.4 million), representing an effective tax rate of 29.0%, compared to RMB3.2 million, or an effective tax rate of 15.4%, in the corresponding period of the prior year.

Operating income increased 43.3% to RMB29.8 million ($4.6 million) in the first quarter of 2011 from RMB20.8 million in the corresponding period of the prior year. Operating margin increased to 43.8% in the first quarter of 2011 from 42.7% in the corresponding period of the prior year.

Net income was RMB22.0 million ($3.4 million) in the first quarter of 2011, up 23.6% from RMB17.8 million in the first quarter of 2010. On a diluted per ADS2 basis, the Company reported net income per diluted ADS of RMB0.87 ($0.13) in the first quarter of 2011, compared to a net loss per diluted ADS of RMB0.77 in the corresponding period of the prior year. Non-GAAP net income, which excludes share based compensation expenses, increased 14.1% to RMB23.4 million ($3.6 million) from RMB20.5 million in the corresponding period of the prior year. The Company reported non-GAAP net income per diluted ADS of RMB0.93 ($0.14) in the first quarter of 2011. This compares to a non-GAAP net loss per diluted ADS of RMB0.49 in the corresponding period of the prior year.

During the first quarter of 2011, the Company had a weighted average diluted share count of approximately 150.9 million shares (equivalent to 25.2 million ADSs), compared to 57.7 million shares (equivalent to 9.6 million ADSs), in the first quarter of 2010.

Balance Sheet

As of March 31, 2011, the Company had cash and cash equivalents of RMB177.6 million ($27.1 million), compared to RMB262.5 million as of December 31, 2010. As of March 31, 2011, the Company held short-term investments of RMB 261.0 million ($39.9 million), compared to RMB266.7 million as of December 31, 2010.

Business Outlook

Mr. Yang added, “We remain focused on further penetrating both our existing domestic and international markets while expanding into new growth opportunities. As demonstrated by our strong first quarter performance across our business sectors, we are confident in our ability to realize our business plans for the remainder of 2011. We are delighted with the progress achieved, as we position Kanghui as a leader in product quality in the fast-growing and underserved joint reconstruction market in China.”

The Company expects year-over-year revenue growth of 20% to 25% in 2011, bringing revenue for the full year 2011 in the range of RMB292 million to RMB303 million. The Company also expects its full year 2011 non-GAAP net income, without taking into account relevant operating expenses in connection with the exclusive partnership with Consensus Orthopedic and the acquisition of the majority stake in Wei Rui Li, to be in the range of RMB128 million to RMB133 million. The impact of the exclusive partnership with Consensus Orthopedic and the acquisition of the majority stake in Wei Rui Li on the Company’s operating expenses is expected to be approximately RMB7 million. After taking into account the operating expenses relating to these transactions, the Company believes that non-GAAP net income for the full year 2011 will be between RMB121 million and RMB126 million.

Non-Cash Share-Based Compensation Expense Discussion

The Company recognized non-cash share-based compensation expenses of approximately RMB1.4 million ($215,000) in the first quarter of 2011.

The Company classified these non-cash share-based compensation expenses in its costs of revenue, selling expenses, general and administrative expenses as well as in research and development expenses. The break out of these expenses per line item is provided in the financial tables attached to this press release.

The Company has provided a non-GAAP presentation of results which excludes the non-cash share based compensation expenses. Please refer to the non-GAAP presentation provided in the appendix for a year over year comparison of non-cash share-based compensation expenses. The Company believes that non-GAAP presentation is a helpful tool for the Company to plan and forecast future periods and both management and investors benefit from referring to such non-GAAP presentation in assessing the performance of the Company.

Conference Call

Kanghui will hold a conference call at 8:00 a.m. ET on May 16, 2011 to discuss results of the first quarter of 2011 and answer questions from investors. A webcast of the call will be available at www.kanghui.com. Listeners may access the call by dialing:

US Toll Free:	+ 1-800-291-9234
International:	+ 1-617-614-3923
China Toll Free:	10-800-712-2655
Hong Kong Toll Free:	800-963-844
Passcode:	68017198

A replay of the webcast will be accessible through May 30, 2011 on www.kanghui.com or by dialing:

United States toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	97533980

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine. It has an extensive network of distributors for its products in China. In addition, Kanghui’s products are distributed in 27 countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of existing product lines and enhancements of existing products. For more information, please visit www.kanghui.com.

Use of Non-GAAP Financial Measures

The Company has included non-GAAP financial measures in this press release. Non-GAAP financial measures are defined as GAAP gross profit, operating income, net income, net margin, basic earnings per share and per ADS, and diluted earnings per share and per ADS, excluding non-cash share based compensation expense. The Company believes that management and investors benefit from referring to the non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The use of non-GAAP financial measures has limitations and readers should not consider non-GAAP financial measures in isolation from or as alternatives to consolidated financial metrics prepared in accordance with U.S. GAAP. Readers are encouraged to refer to the reconciliation of non-GAAP measures to GAAP measures included herein.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature, including, among other things, the Company’s unaudited operating results for 2010 and anticipated operating results for 2011, the anticipated benefits of the Company’s Consensus Orthopedics partnership and its acquisition of a majority stake in Wei Rui Li and the ability for the Company realize its business plans for the remainder of 2011. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The actual results and other circumstances of the Company may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter 2011 are preliminary, unaudited and subject to audit adjustment. Adjustments to the financial statements may be identified when audit work is performed for the year end audit, which could result in significant differences from this preliminary unaudited financial information. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including our beliefs regarding our strengths and strategies; our ability to expand our international business; our ability to develop and successfully market new products in China and internationally; our current expansion strategy, including our ability to expand our manufacturing and research and development facilities and capabilities and our future prospects, business development, results of operations and financial condition. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 13 of Form 424(b) that we filed with the Securities and Exchange Commission on August 11, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission, which can be found on the Company’s website at www.kanghui.com or at www.sec.gov.

Contact Information

Asia Bridge Capital Limited

Susan Stillings

+1-415-800-4428

susan.stillings@asiabridgegroup.com

China Kanghui Holdings

Summary - First Quarter 2011

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended March 31,
	2010	2011
	Unaudited	Unaudited
Net revenue	48,820	67,975
Gross profit	34,623	48,716
Non-GAAP gross profit	34,665	48,766
Operating income	20,843	29,804
Non-GAAP operating income	23,539	31,221
Net income	17,786	21,987
Non-GAAP net income	20,482	23,404
Earnings (loss) per share-basic	(0.13)	0.16
Earnings (loss) per ADS-basic	(0.77)	0.96
Non-GAAP earnings (loss) per share-basic	(0.08)	0.17
Non-GAAP earnings (loss) per ADS-basic	(0.49)	1.03
Earnings (loss) per share-diluted	(0.13)	0.15
Earnings (loss) per ADS-diluted	(0.77)	0.87
Non-GAAP earnings (loss) per share-diluted	(0.08)	0.16
Non-GAAP earnings (loss) per ADS-diluted	(0.49)	0.93

- Revenue By Product Category
Trauma	32,667	42,030
Spine	11,991	19,194
OEM	4,162	6,751
- Revenue by Business Sector
Domestic	41,426	50,109
International	3,232	11,115
OEM	4,162	6,751

China Kanghui Holdings

Consolidated Balance Sheets

Expressed in thousands

	As of December 31, 2010	As of March 31, 2011
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited

Assets
Current assets:
Cash and cash equivalents	262,476	177,639	27,127
Bills receivable	8,163	5,674	866
Short-term investments	266,673	260,959	39,852
Accounts receivable, net	55,131	68,812	10,508
Inventories, net	86,266	88,498	13,515
Prepayments and other current assets	11,693	13,702	2,093
Deferred tax assets	12,134	12,780	1,952
Amount due from related parties	644	1,523	233

Total current assets	703,180	629,587	96,146

Non-current assets:
Property, plant and equipment, net	107,237	124,123	18,954
Intangible assets, net	46,995	65,404	9,988
Prepaid land lease payments	23,298	23,176	3,539
Goodwill	131,527	155,893	23,807
Long-term investments	—	26,486	4,045
Deposits for non-current assets	37,507	83,938	12,818
Deferred tax assets	2,436	2,481	379

Total non-current assets	349,000	481,501	73,530

Total assets	1,052,180	1,111,088	169,676

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	15,086	13,588	2,075
Accrued expenses and other liabilities	47,433	63,360	9,675
Income tax payable	2,830	9,239	1,411
Deferred revenue	289	289	44
Uncertain tax positions	8,004	8,004	1,222
Amount due to related parties	4,040	5,291	808

Total current liabilities	77,682	99,771	15,235

Non-current liabilities:
Deferred government grants	5,511	5,411	826
Deferred tax liabilities	11,700	16,308	2,490

Total non-current liabilities	17,211	21,719	3,316

Total liabilities	94,893	121,490	18,551

Commitments and contingencies

Equity:
Ordinary shares (par value of US$0.001 per share; 958,940,300 shares authorized as of December 31, 2010 and March 31, 2011 (unaudited); 136,821,600 shares issued and outstanding as of December 31, 2010 and 137,021,682 shares issued and outstanding as of March 31, 2011 (unaudited))	999	1,000	153
Additional paid-in capital	892,298	894,233	136,560
Accumulated other comprehensive loss	(16,737)	(16,940)	(2,587)
Statutory reserves	31,247	31,247	4,772
Retained earnings	49,480	71,449	10,912

Total China Kanghui Holdings shareholders’ equity	957,287	980,989	149,810

Non-controlling interests	—	8,609	1,315

Total equity	957,287	989,598	151,125

Total liabilities and equity	1,052,180	1,111,088	169,676

China Kanghui Holdings

Consolidated Statements of Operations

Expressed in thousands, except share and per share data

	Three Months Ended March 31,
	2010	2011
	RMB Unaudited	RMB Unaudited	US$ Unaudited

Net revenue	48,820	67,975	10,381
Cost of revenue	(14,197)	(19,259)	(2,941)

Gross profit	34,623	48,716	7,440

Operating expenses:
Selling expenses	(5,765)	(6,988)	(1,067)
General and administrative expenses	(7,165)	(10,422)	(1,592)
Research and development costs	(850)	(1,502)	(229)

Operating income	20,843	29,804	4,552

Interest income	300	1,719	262
Government grants	—	2,706	413
Other income	118	145	23
Other expenses	(186)	(397)	(60)
Foreign exchange loss	(46)	(3,008)	(459)

Income before income taxes	21,029	30,969	4,731

Income tax expense	(3,243)	(8,982)	(1,372)

Net income	17,786	21,987	3,359

Net (income) attributable to non-controlling interests	—	(18)	(3)

Net income attributable to China Kanghui Holdings	17,786	21,969	3,356

Accretion of redeemable convertible preferred shares:
Series A	(2,960)	—	—
Series B	(21,174)	—	—
Series B-1	(1,095)	—	—

Net income (loss) attributable to ordinary shareholders	(7,443)	21,969	3,356

Earnings (loss) per share:
Basic	(0.13)	0.16	0.02
Diluted	(0.13)	0.15	0.02

Shares used in earnings (loss) per share computation:
Basic	57,714,400	136,828,869	136,828,869
Diluted	57,714,400	150,864,399	150,864,399

Share-based compensation charges incurred during the period related to

Cost of revenue	42	50	8
Selling expenses	112	112	17
General and administrative expenses	2,501	1,207	183
Research and development expenses	41	48	7

Total	2,696	1,417	215

China Kanghui Holdings

Reconciliations of Non-GAAP Results to GAAP Results of Operations

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended March 31,
	2010 Unaudited	2011 Unaudited

Net revenue	48,820	67,975

Non-GAAP net income	20,482	23,404
Non-GAAP net margin	42.0%	34.4%
Share-based compensation	(2,696)	(1,417)

GAAP net income	17,786	21,987
GAAP net margin	36.4%	32.3%

Non-GAAP earnings (loss) per share-basic	(0.08)	0.17
Non-GAAP earnings (loss) per share-diluted	(0.08)	0.16
Non-GAAP earnings (loss) per ADS-basic	(0.49)	1.03
Non-GAAP earnings (loss) per ADS-diluted	(0.49)	0.93

GAAP earnings (loss) per share-basic	(0.13)	0.16
GAAP earnings (loss) per share-diluted	(0.13)	0.15
GAAP earnings (loss) per ADS-basic	(0.77)	0.96
GAAP earnings (loss) per ADS-diluted	(0.77)	0.87

Shares used in computation of:
Basic earnings (loss) per share	57,714,400	136,828,869
Diluted earnings (loss) per share	57,714,400	150,864,399
Basic earnings (loss) per ADS	9,619,067	22,804,812
Diluted earnings (loss) per ADS	9,619,067	25,144,067

Non-GAAP operating income	23,539	31,221
Non-GAAP operating margin	48.2%	45.9%
Share-based compensation	(2,696)	(1,417)

GAAP operating income	20,843	29,804
GAAP operating margin	42.7%	43.8%

Non-GAAP gross profit	34,665	48,766
Non-GAAP gross margin	71.0%	71.7%
Share-based compensation	(42)	(50)

GAAP gross profit	34,623	48,716
GAAP gross margin	70.9%	71.7%